Filed pursuant to
Rule 497(a)
File No. 333-228959
Rule 482ad

The power of investments with low correlation

It's hard to predict market performance over any period of time, but studying correlation between asset groups can help investors contextualize some observed patterns in market performance. Well diversified portfolios — consisting of investments that have low correlation with one another — often perform better in times of market downturns, and allow investors and managers to mitigate risk, potentially offsetting significant loss in times of widespread market volatility.



How is correlation defined?

In statistics, correlation measures the relationship between two entities. Two assets that move perfectly in tandem have a correlation of 1.0, while assets with a more independent relationship will be closer to 0. A negative correlation, more uncommon, means that the investment types move in opposite directions.

What does a portfolio with low correlation mean?

Choosing assets with low correlation can help to reduce the overall risk of a portfolio, w still generating returns. Historically, the most common way to ensure this type of diversification was to include stocks and bonds in a portfolio – giving rise to the popular 60/40 portfolio theory – as the two investments were thought to have a low degree of correlation with one another.

But in recent times, we've seen an unusual correlation between U.S. equities and aggregate bonds — marking a paradigm shift in the pattern observed before.

100-day rolling correlation of the S&P 500 and Bloomberg U.S. Aggregate bond Index



Source: Dow Jones Market Data

As the efficacy of the 60/40 portfolio wanes, investors are now increasingly turning to forms of investments to increase diversification and achieve low correlation. Commodit. such as precious metals (i.e. gold) are common hedges to market volatility, but the field of alternatives is broadening to include other asset classes such as private credit, real estate, art, and private equity.

Spotlight: Yieldstreet Prism Fund

Yieldstreet's multi-asset class fund has historically provided investors with a negative correlation to U.S. equities.

Correlation to stocks



Source: Bloomberg and Yieldstreet as of 9/30/2022. All correlation coefficients are calculated based on monthly total return data between 3/31/2020 and 9/30/2022. "US Equities" represents the S&P 500 Index, while "US Fixed Income" represents the Bloomberg US Aggregate Index. Past performance is not a guarantee of future returns

Past performance is not indicative of future results.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be re͏ carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska and South Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska and South Dakota.

Published: 10/28/2022

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The testimonials presented on this page have been provided by actual investors in Yieldstreet funds without compensation. Yieldstreet has selected the testimonials, and certain testimonials have been edited to remove personally identifiable information and for brevity. Testimonials were not selected based on objective or random criteria, but rather were selected based on Yieldstreet's understanding of its relationship with the providers of the testimonials. The uncompensated testimonials presented here may not be representative of other investors' experiences, and there can be no guarantee that investors will experience future performance or success consistent with the testimonials presented.

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